Exhibit 21.1

Subsidiaries of Sylvamo Corporation

Name	Jurisdiction
Sylvamo Europe Srl	Belgium

Sylvamo Agroflorestal Ltda.	Brazil

Sylvamo Comercial Ltda.	Brazil

Sylvamo do Brasil Ltda.	Brazil

Instituto International Paper	Brazil

Sylvamo Exports Ltda.	Brazil

Sylvamo North America, LLC	Delaware, USA

Global Holdings I, LLC	Delaware, USA

Global Holdings II, Inc.	Delaware, USA

Sylvamo Nordic Sales Company Oy	Finland

Sylvamo Investments France SAS	France

Sylvamo France SA	France

Comptoir des Bois de Brive SAS	France

Sylvamo Celimo SAS	France

Name	Jurisdiction
Sylvamo Foret Services	France

Sylvamo Deutschland GmbH	Germany

Sylvamo Investments Brazil S.à r.l.	Luxembourg

Sylvamo Papers Holding S.à r.l.	Luxembourg

Sylvamo Pulp and Paper Sales (Shanghai) Co., Ltd.	People’s Republic of China

Sylvamo Polska sp.z o.o.	Poland

NPAO Sylvamo Corporation Rus	Russia

ZAO Tikhvinsky Komplexny Lespromokhoz	Russia

Sylvamo UK Limited	Scotland

Sylvamo Ukraine SE	Ukraine

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